Mail Stop 6010

August 21, 2007

William C. Weldon
Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

       Re: **Johnson & Johnson**
               Definitive Proxy Statement
               Filed March 14, 2007
               File No. 001-03215

Dear Mr. Weldon:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

1.   The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in the value of the stock and option awards, and the amount awarded under the non-equity incentive plan compensation, to Mr. Weldon as compared to the similar types of awards to your other named executive officers. Please expand your Compensation Discussion and Analysis to include a more detailed discussion of how and why the compensation of your chief executive officers has materially differed from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from those that apply to the other named executive officers, please discuss those policies or decisions on an individualized basis.

2.   Please expand your Compensation Discussion and Analysis to discuss how specific forms of compensation are structured and implemented to reflect your named executive officer's individual performance and to describe the elements of individual performance that are taken into account in determining compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

3.   You disclose on page 11 that the Committee has retained a representative of Towers Perrin as its consultant for matters related to executive and director compensation. Please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

4.   We note your references to the Johnson & Johnson Credo throughout your Compensation Discussion and Analysis. Please clarify what the Credo values are and how they specifically factor into your compensation decisions.

Annual Performance Bonus, page 18

5.   You disclose that you have established specific individual, business unit, and overall corporate goals in connection with the calculation of the amounts to be awarded as annual performance bonuses, and that those amounts can be further increased or decreased based upon performance measured against preset financial and strategic objectives. Please disclose the specific goals and the weighting and measurement process associated with those goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the

information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

2006 Bonus and Long-Term Incentive Awards…, page 22

6.   Please identify the companies in your financial peer group.

Use of Tally Sheets, page 26

7.   You disclose that the Compensation Committee uses "tally sheets" to assist them in making compensation decisions. Please add disclosure addressing the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for the named executive officers. The information contained in the tally sheets and how the Committee's analysis of such information resulted in specific awards should be described in complete detail.

Outstanding Equity Awards At Fiscal Year-End, page 34

8.   Please disclose the vesting dates of the options and stock awards held at fiscal-year end by footnote to the applicable column. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Non-Qualified Deferred Compensation, page 37

9.   As required by the Instruction to Item 402(i)(2) of Regulation S-K, please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table.

Director Compensation Table, page 38

10.   Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney